RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”).  These unaudited interim statements do not include all the disclosures included in TransAlta Corporation’s annual consolidated financial statements.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below:

A.  EARNINGS AND EARNINGS PER SHARE (EPS)

3 months ended March 31	Reconciling items	2008	2007
			(Restated)
Net Earnings - Canadian GAAP		$ 33	$ 56
Amortization of pension transition adjustment, net of tax	II	(2)	(1)
Net earnings - U.S. GAAP		$ 31	$ 55

Other comprehensive loss, net of tax - Canadian GAAP		$ (140)	$ (83)
Employee future benefits	II, VI	(19)	-
Comprehensive income (loss) - U.S. GAAP		$ (128)	$ (28)

Basic and diluted EPS - U.S. GAAP
Net earnings		$ 0.16	$ 0.27

B.   BALANCE SHEET INFORMATION

		March 31, 2008		Dec. 31, 2007
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant and equipment, net	III	5,258	5,255	5,117	5,115
Other assets	II,III	77	72	83	78

Liabilities
Deferred credits and other liabilities	VI	101	176	101	149
Net future or deferred income tax liabilities (including current portion)	II, III, IV	208	185	306	290

Equity
Contributed surplus	I	-	133	-	133
Retained earnings	I, II, III	699	554	763	620
Accumulated other comprehensive loss	VI	(385)	(433)	(245)	(274)

C.   ADJUSTMENTS AND RECONCILING ITEMS

I. Contributed surplus

In 1998, the corporation transferred generation assets to one of its subsidiaries TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition.  As TA Power held an option to resell their interest in TA Cogen to the corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the corporation in 2018 causes the excess of the consideration paid by TA Power over the corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998.  This amount of contributed surplus is reduced by the related tax effect.

II.  Employee Future Benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989.   It was not feasible to apply this standard using this effective date.  The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the SEC and is amortized over 10 years.

III.  Start-up Costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

IV.  Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

As at	March 31, 2008	Dec. 31, 2007

Future income tax liabilities (net) under Canadian GAAP	$ (208)	$ (306)
Start-up costs	3	3
Pensions	20	13
Deferred income tax liabilities (net) under U.S. GAAP	$ (185)	$ (290)

Comprised of the following:
As at	March 31, 2008	Dec. 31, 2007

Current deferred income tax assets	$ 98	$ 40
Long-term deferred income tax assets	319	316
Current deferred income tax liabilities	(7)	(7)
Long-term deferred income tax liabilities	(595)	(639)
Deferred income tax liabilities (net) under U.S. GAAP	$ (185)	$ (290)

On January 1, 2007 TransAlta adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  There is no change to the $77 million of unrecognized tax benefits recorded as of December 31, 2007.  These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The company’s income tax filings are subject to audit examination by taxation authorities.  As at March 31, 2008, the tax years remain subject to examination in major jurisdictions are: 1996 – 2007 in Canada, 2004 – 2007 in the U.S., and 2001 – 2007 in Mexico.

The company’s accounting policy is to include interest and penalties relating to the unrecognized tax benefits as a component of income taxes.  There was no interest or penalties recorded in the first quarter of 2008.

V.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VI.  Other Comprehensive Income (Loss)

The difference between AOCI under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards (“SFAS”) No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).  All other differences between Canadian and U.S. GAAP have been eliminated upon adoption of Handbook Section 3855.

The components of AOCI were as follows:

As at	March 31, 2008	Dec. 31, 2007
Cumulative unrealized losses on translating financial statements of self-sustaining foreign operations, net of tax	$ (50)	$ (45)
Cumulative unrealized losses on cash flow hedges, net of tax	(335)	(199)
Pensions, net of tax	(48)	(29)
Accumulated other comprehensive loss	$ (433)	$ (274)

VII.  Changes in Accounting Standards

Framework on fair value measurement – FAS 157

On Jan. 1, 2008, the Corporation adopted Canadian Handbook Sections 3862, Financial Instruments – Disclosures and 3863, Financial Instruments – Presentation in the Canadian GAAP consolidated financial statements.  Adoption of these new sections allowed the corporation to meet the FAS 157 requirements.  FAS 157 establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. Part of the new framework involves the establishment of a three level hierarchy for measuring fair value, with Level III categorized financial items requiring significant disclosures due to the use of unobservable market inputs in the fair value determination.  FAS 157 also establishes a definition of fair value that includes the concept of exit prices as the basis of fair value.  Adoption of FAS 157 did not impact the consolidated financial position or results of operations of the Corporation.

VIII. Future changes in accounting standards

Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008 the FASB issued Statement No. 161 Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”)—an amendment of FASB Statement No. 133.  FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  FAS 161 will be effective for the Corporation on Jan. 1, 2009.

The Corporation is assessing the impact, if any, of adopting the above standard on the consolidated financial position and results of operations.

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